NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 10, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 27, 2020, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the formation of a holding company which became effective on February 27, 2020, each Common Share of Seaspan Corporation was deemed to represent one (1) Common Share of Atlas Corp. In addition, each of the following preferred securities will be deemed to represent preferred securities of Atlas Corp.: 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares 8.20% Cumulative Redeemable Perpetual Preferred Shares - Series G 7.875% Cumulative Redeemable Perpetual Preferred Shares - Series H Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares This Form 25 is only for the removal from listing on the Exchange of the Common Shares and Preferred Stock of Seaspan Corporation and not a termination of the registration of the Common Shares and Preferred Stock of Atlas Corp. under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions the securities of Seaspan Corporation was suspended from trading on February 28, 2020 .